UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1. Name and Address of Reporting Person* Smith Kent T.	2.Issuer Name and Ticker or Trading Symbol Cytomedix, Inc. CYME		6. Relationship of Reporting Person(s) to Issuer (check all applicable) [ ] Director [ ] 10% Owner [X] Officer [ ] Other: (give title below) Chief Executive Officer
(Last) (First) 13319 Seagrove Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 10/25/2002	7. Individual or Joint/Group Filing [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street) San Diego, CA 92130
(City) (State) (Zip)		5.If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/25/2002		A		32,481	A	n.1	32,481	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Purchase Common Stock	$1.50	8/07/2002		A	V	Option representing 521,928 shares		8/07/2002 (n.2)	8/07/2012	Common Stock	521,928 shares	n.3	Option representing 521,928 shares	D	N/A

Explanation of Responses:

note 1 - Grant from Issuer pursuant to the reorganization bonus described in the Issuer’s Plan of Reorganization.

note 2 - Option representing 70,000 shares was immediately exercisable on August 7, 2002.  1/24th of the remaining Option becomes exercisable on the 7th day of each month thereafter over a two-year period.

note 3 - Grant from Issuer pursuant to the Cytomedix, Inc. Long-Term Incentive Plan.

Kent T. Smith

/s/Kent T. Smith

**Signature of Reporting Person

Date: October 28, 2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).